For Immediate Release:

I-Media Acquires Bidchaser

— Corporate Portfolio Grows with Acquisition of E-Commerce Innovator to Accelerate Profitability and Improve Balance Sheet—

— New Board Member Appointed—

Atlanta, GA - October 24, 2006 - Integrated Media Holdings, Inc. (“I-Media“) (OTCBB: IMHI.OB), a company that invests in, builds and operates innovative digital communications and media technologies businesses, announced today that it has acquired global online auction and e-commerce company, Bidchaser, Inc. (“Bidchaser“), a privately-held Orlando, Florida based company. The acquisition was completed through a 100% share exchange with a Florida corporation owned by I-Media. Bidchaser survived the merger as a wholly-owned subsidiary and will continue to operate under that trade name. Harish Shah, CEO, and Leonardo Cunha, President and CTO of Bidchaser, will continue in those key management roles.

Bidchaser has already begun generating revenues from its newest e-commerce merchant services and e-commerce portal. The acquisition gives I-Media an e-commerce platform and a number of other critical technologies and business processes that significantly augment the entire I-Media Group’s current capabilities. “This transaction will significantly reduce I-Media’s overall cost of our development and sales, while immediately improving our balance sheet by adding some important software assets,” said Paul D Hamm, I-Media CEO. “By acquiring Bidchaser, our top line growth will also be accelerated with their own e-commerce business and by augmenting our broadband video business with additional integrated platforms made available for content owners to sell movies and programs online.”

The acquisition of Bidchaser gives I-Media its third wholly-owned high-tech subsidiary, joining Endavo Media and Communications and WV Fiber in the I-Media Group. The three companies are joining forces to launch a new digital broadcast network, which provides content owners the first turnkey solution to monetize their programming assets over broadband and reach a broader consumer market. WV Fiber’s global fiber optic network and Endavo’s integrated digital content delivery solutions and media management systems facilitate the reliable broadband delivery of entertainment, information and communications to consumers. Endavo and WV Fiber are also wholly-owned subsidiaries of I-Media.

Bidchaser also has current plans to also accelerate I-Media’s broadband video business expansion by developing content clients and broadband video projects in India, the Middle East, and the Southeast Asian market —complementing Endavo’s current North and Latin American business.

Under the terms of the acquisition, Bidchaser’s integration into I-Media has been accomplished through a reverse triangular merger with a subsidiary of I-Media, resulting in a share exchange of 100% of Bidchaser’s shares for I-Media shares. Bidchaser shareholders will receive a total of 2,122,095 common shares and 280,080 Series A Preferred Shares. Series A Preferred shares are each convertible into 9.6 common shares. To significantly reduce dilution to existing Integrated Media shareholders, the company’s majority holder contributed 100% of the Series A Preferred shares from its existing holdings for the preferred exchange.

In addition to completing this acquisition, I-Media has also announced that Bidchaser co-founder Harish Shah has been appointed to serve on the company’s Board of Directors. Shah has served as the chief strategic planner for the Bidchaser Marketplace ecommerce network. Over the last three years, Shah has led Bidchaser in building a world-class auction, trading and community website - one that caters to the small retailer, the worldwide consumer and the auction enthusiasts.

“Bidchaser is excited to be a part of the I-Media group,” said Leo Cunha, Bidchaser President and CTO. “The combined resources, expertise, and strategic vision in the digital commerce marketplace shared by Bidchaser and I-Media will make this a rapidly successful and profitable venture. With this one bold stroke, we have become a far more formidable presence in the industry and a leader in the new era of digital commerce.”

About Bidchaser

Bidchaser, Inc., with headquarters in Orlando, Florida, operates software development and media acquisition offices in Baroda, Pune and Mumbai, India. Bidchaser develops state-of-the-art, efficient and entertaining online merchant and trading models that are available 24 hours a day, 7 days a week, 365 days a year. Bidchaser's user-friendly portals and websites create and enable members of specific online communities to effortlessly exchange goods, media and ideas through a variety of entertaining formats including: subscription media channels, online video festivals, auction and fixed-style electronic commerce portals, e-commerce storefronts and microsites, and through the unique and innovative “Gift Shoppe”, where buyers can search for items based on the recipient's interests, occupation or personality.

About I-Media

Integrated Media Holdings, Inc.,(I-Media) (OTC Bulletin Board: IMHI.OB) headquartered in Atlanta, Georgia, is a publicly traded holding company that acquires, invests in, builds and operates innovative digital communications and media technologies businesses. The I-Media group of companies develops, operates and integrates technologies and network infrastructure to create a fully-integrated digital broadcast network and d-commerce EcoSystem™, supporting multiple forms of distribution for entertainment, media, and communications services online and over broadband networks. For more information, please visit http://www.agoracom.com/IR/IMedia, www. i-mediaholdings.com, call 678-222-3445 or email mailto:info@i-mediaholdings.com.

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Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Statements in this news release looking forward in time involve risks and uncertainties, including the risks associated with the effect of changing economic conditions, trends in the products markets, variations in the Company’s cash flow, market acceptance risks, technical development risks, seasonality and other risk factors detailed in the Company’s Securities and Exchange Commission filings.

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Daryl Toor
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IMHI@attentiongroup.com